UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 32941 / December 18, 2017

In the Matter of	:
	:
NEW MOUNTAIN FINANCE CORPORATION	:
NMF ANCORA HOLDINGS, INC.	:
NMF QID NGL HOLDINGS, INC.	:
NMF YP HOLDINGS, INC.	:
NEW MOUNTAIN FINANCE SBIC, L.P.	:
NEW MOUNTAIN NET LEASE CORPORATION	:
NEW MOUNTAIN GUARDIAN PARTNERS II, L.P.	:
NEW MOUNTAIN GUARDIAN II MASTER FUND-A, L.P.	:
NEW MOUNTAIN GUARDIAN II MASTER FUND-B, L.P.	:
NEW MOUNTAIN FINANCE ADVISERS BDC, L.L.C.	:
	:
	:
	:
787 Seventh Avenue, 48th Floor	:
New York, NY 10019	:
	:
(812-14799)	:
	:

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

New Mountain Finance Corporation, NMF Ancora Holdings, Inc., NMF QID NGL Holdings, Inc., NMF YP Holdings, Inc., New Mountain Finance SBIC, L.P., New Mountain Net Lease Corporation, New Mountain Guardian Partners II, L.P., New Mountain Guardian II Master Fund-A, L.P., New Mountain Guardian II Master Fund-B, L.P., and New Mountain Finance Advisers BDC, L.L.C. filed an application on July 10, 2017, and an amendment to the application on October 31, 2017, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. This order supersedes a prior order[1] to permit certain business development companies and certain registered closed-end management investment companies (collectively, "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

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[1] New Mountain Finance Corporation, et al., Investment Company Act Rel. Nos. 32630 (May 8, 2017) (notice) and 32668 (Jun. 5, 2017) (order).

On November 20, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32900). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by New Mountain Finance Corporation, et al. (File No. 812-14799) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary